EXHIBIT 99.4

Press Release

Total adopts a new Climate Ambition

to Get to Net Zero by 2050

Supporting EU’s carbon neutrality target, Total commits to become a Net Zero Emission Company for all its European Businesses by 2050

Paris, May 5, 2020 – Total announces today its ambition to get to net-zero emissions by 2050 together with society for its global business across its production and energy products used by its customers.

Through a joint statement developed between Total S.A. and institutional investors – as participants in the global investor initiative Climate 100+1 – Total takes 3 major steps towards achieving this ambition:

Three major steps to get Total to Net Zero:

1. Net Zero across Total’s worldwide operations by 2050 or sooner (scope 1+2)

2. Net Zero across all its production and energy products used by its customers in Europe2 by 2050 or sooner (scope 1+2+3)

3. 60% or more reduction in the average carbon intensity of energy products used worldwide by Total customers by 2050 (less than 27.5 gCO2/MJ) – with intermediate steps of 15% by 2030 and 35% by 2040 (scope 1 + 2 + 3)

This ambition is supported by the strategy to develop Total as a broad-energy company, with oil and gas, low-carbon electricity and carbon-neutrality solutions as integrated parts of its business. Total firmly believes this low-carbon strategy provides a competitive advantage which creates long term value for its shareholders.

This strategy is already in action since 2015 as Total is the leading major in terms of reduction of its scope 3 average carbon intensity with a 6% reduction already achieved since 2015. And today it sets the highest ambition amongst the majors for its scope 3 average carbon intensity with less than 27.5 GCO2/MJ by 2050.

Patrick Pouyanné, in his capacity as Chairman of the Board, declared: “Energy markets are changing, driven by climate change, technology and societal expectations. Total is committed to helping solve the dual challenge of providing more energy with fewer emissions. We are determined to advance the energy transition while also growing shareholder value. Today, we are announcing our new Climate Ambition to get to Net Zero by 2050 – together with society. The Board believes that Total’s global roadmap, strategy and actions set out a path that is consistent with goals of the Paris agreement. We acknowledge the positive role of engagement and open dialog with investors as the one we experienced with Climate 100+ along the last months.

[1]	According to Total evaluation, participants to Climate Action 100+ own more than 25% of Total’s shares.
[2]	Europe means the EU + Norway + UK

We recognize that the trust of our shareholders, and society more widely, is essential to Total remaining an attractive and reliable long-term investment. And only by remaining a world-class investment can we most effectively play our part in advancing a low carbon future. This is the reason why our people are already in action across Total, seeking opportunities to reduce our emissions, improve our products and develop new low-carbon businesses”.

Regarding the commitment to become a net-zero energy business in Europe, he commented: “As the EU has set the target to achieve net zero emissions by 2050 and thereby lead the way for other regions to become carbon neutral over time, Total takes that commitment to become neutral for all its businesses in Europe2. At the time where Total elects to adopt the status of a European company, Total wants to be an exemplary European corporate Citizen and offers its active support for the EU to achieve net zero emissions by 2050. Total will work together with other businesses to enable decarbonization of energy use”.

Total confirms its target of a renewable generation gross capacity of 25 GW in 2025 and will continue to expand its business to become a leading international player in renewable energies. Total currently allocates more than 10% of its Capex to low carbon electricity, the highest level among the Majors. To actively contribute to the energy transition, Total will further increase its allocation of Capex in favor of low carbon electricity to 20% by 2030 or sooner.

The attached link allows access to the Joint Statement: Original Joint Statement.

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About Total:

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts:

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note:

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.